Exhibit 99.23

CONSENT OF R. SKELTON

The undersigned hereby consents to reference to the undersigned’s name included or incorporated by reference in the Annual Report on Form 40-F being filed by IAMGOLD Corporation with the United States Securities and Exchange Commission in connection with (1) the technical report entitled “An Independent Technical Report on the Tarkwa gold mine, Ghana,” dated July 1, 2004 (the “Tarkwa Report”); (2) the technical report entitled “An Independent Technical Report on the Damang gold mine, Ghana,” dated July 1, 2004 (the “Damang Report”); and (3) the annual information form of the Corporation dated March 31, 2010, which includes reference to my name in connection with information relating to the Damang Report and the Tarkwa Report and the properties described therein.

The undersigned also consents to the incorporation by reference of this consent as an exhibit to the Form F-10 of the Company (File No. 333-160534) dated July 30, 2009.

Date: March 31, 2010

/s/ Rick Skelton
Name: Rick Skelton, MSc, CEng MIMMM, MSAIMM
Title: Principal Mining Engineer
Company: SRK (UK) Ltd